[Sullivan & Cromwell LLP Letterhead]
November 2, 2010

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention: Mark Webb, Legal Branch Chief

Re:	First Niagara Financial Group, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed October 27, 2010 - File No. 333-169598

Dear Mr. Webb:
     On behalf of First Niagara Financial Group, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 1, 2010 with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”).
     This letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 2 marked to indicate changes from the version filed on October 27, 2010.
     For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety and is followed by the corresponding response of the Company. All references to page numbers in the Company’s responses are to the pages in the marked version of Amendment No. 2.

Securities and Exchange Commission	-2-
Amendment No.1 to Registration Statement on Form S-4 filed on October 27, 2010
Risk Factors, page 11
1.	We note your response to comment seven of our letter dated October 20, 2010. Please revise the disclosure on page 104 to add a footnote that discloses the information related to the goodwill impairment charge Harleysville recorded in 2009 provided in your response. In addition, since the earnings dilution in the first six months of 2010 to be experienced by NewAlliance holders will exceed 20%, the staff continues to believe that a Risk Factor related to the earnings dilution is appropriate. Please revise your registration statement.
Response:
     In response to the Staff’s comment, the disclosure on pages 95 and 96 of Amendment No. 2 has been revised and the requested risk factor has been added to page 14 of Amendment No. 2.
Background of the Merger, page 38
2.	We note your response to comment ten of our letter dated October 20, 2010. As previously requested, please explain why NewAlliance decided not to pursue the acquisition opportunity. Simply stating that the initial results of your due diligence were “unsatisfactory” does not provide greater detail as to why NewAlliance decided not to continue the acquisition opportunity. Please revise your registration statement.
Response:
     In response to the Staff’s comment, the disclosure on page 33 of Amendment No. 2 has been revised.

Securities and Exchange Commission	-3-
Opinion of First Niagara’s Financial Advisor, page 62
3.	We note your response to comment two of our letter dated October 20, 2010. Please revise your registration statement to disclose the internal financial projections for NewAlliance for the years ending December 31, 2010 through 2014 that Sandler O’Neill reviewed in connection with rendering its August 18, 2010.
Response:
     In response to the Staff’s comment, the disclosure on pages 54, 55 and 56 of Amendment No. 2 has been revised.
* * * *

     Please contact me at (212) 558-4960 or Gina J. Jung at (212) 558-4920 should you require further information or have any questions.

Sincerely, /S/ Mitchell S. Eitel Mitchell S. Eitel

(Enclosures)

cc:	Eric Envall (Securities and Exchange Commission)

(Without Enclosures)

John R. Koelmel (First Niagara Financial Group, Inc.)

William W. Bouton Margaret D. Farrell (NewAlliance Bancshares, Inc.)